Exhibit 99.1

CAESARSTONE LTD.

Kibbutz Sdot-Yam, MP Menashe 3780400, Israel

August 22, 2017

Dear Shareholder,

You are cordially invited to attend the annual general meeting (the "Meeting") of the shareholders of Caesarstone Ltd. (the "Company" or "Caesarstone"), to be held on September 19, 2017, beginning at 5:00 pm, Israel time, at the offices of the Company at Kibbutz Sdot-Yam, MP Menashe 3780400, Israel.

The Company's notice of the Meeting (the "Notice"), as published on August 14, 2017, and the proxy statement (the "Proxy Statement") appearing on the following pages, describe in detail the matters to be acted upon at the Meeting.

Only shareholders who held shares at the close of business on August 21, 2017 are entitled to notice of, and to vote at, the Meeting and any adjournments or postponements thereof. The Company's board of directors recommends a vote "FOR" all of the matters set forth in the Notice.

Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting. Accordingly, after reading the enclosed Notice and accompanying Proxy Statement, please sign, date and mail the enclosed proxy card in the envelope provided in accordance with the instructions on your proxy card.

We look forward to seeing as many of you as can attend the Meeting.

Very truly yours, /s/ Ariel Halperin Dr. Ariel Halperin Chairman of the Board of Directors

CAESARSTONE LTD.

Kibbutz Sdot-Yam, MP Menashe 3780400, Israel

Tel: +972-4-636-4555

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on September 19, 2017

Kibbutz Sdot-Yam, MP Menashe 3780400, Israel, August 14, 2017 – Caesarstone Ltd. (Nasdaq: CSTE) (the "Company"), a leading manufacturer of high quality engineered quartz surfaces, announced that an annual general meeting (the "Meeting") of its shareholders will be held on September 19, 2017, at 5:00 pm Israel time, at the offices of the Company at Kibbutz Sdot-Yam, MP Menashe 3780400, Israel.

The Meeting is being called for the following purposes:

(1) to re-elect Messrs. Ariel Halperin, Dori Brown, Roger Abravanel, Eric D. Herschmann, Ronald Kaplan, Ofer Tsimchi and Amit Ben Zvi to serve as directors of the Company until the close of the next annual general meeting of shareholders of the Company;

(2) to re-elect Dr. Ofer Borovsky and Ms. Irit Ben-Dov to serve as external directors of the Company, for an additional three year period commencing as of March 21, 2018;

(3) to approve an amendment to the terms of office and engagement of Mr. Raanan Zilberman, the Company's Chief Executive Officer;

(4) to approve the compensation terms of Dr. Ariel Halperin as the chairman of the board of directors, subject to his re-election as a director at the Meeting;

(5) to approve the grant of options to purchase ordinary shares of the Company to each of the Company's directors, subject to his or her re-election as a director at the Meeting;

(6) to approve an amendment to the Registration Rights Agreement entered into by the Company as of July 21, 2011, as amended as of February 13, 2012; and

(7) to approve the reappointment of Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global) as the Company's independent auditors for the year ending December 31, 2017, and its service until the annual general meeting of shareholders to be held in 2018 and to authorize the Company's board of directors, upon recommendation of the audit committee of the Company, to determine the compensation of said independent auditors in accordance with the volume and nature of their services and receive an update regarding the Company's independent auditors' remuneration for the past year.

The board of directors recommends that shareholders vote in favor of each of the above proposals, which will be described in a proxy statement to be made available to the Company's shareholders.

The board of directors of the Company appointed Dr. Ariel Halperin as the chairman of the board of directors effective immediately following the conclusion of the Meeting, or any adjourned meeting, subject to his election as a director at the Meeting.

In addition, at the Meeting the shareholders will be asked to consider the Company's audited financial statements for the year ended December 31, 2016.

We are currently not aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment.

In accordance with the Israeli Companies Law 5759-1999, and regulations promulgated thereunder (the "Companies Law"), any shareholder of the Company holding at least one percent of the outstanding voting rights of the Company for the Meeting may submit to the Company a proposed additional agenda item for the Meeting, no later than Monday, August 21, 2017. To the extent that there are any additional agenda items that the board of directors of the Company determines to add as a result of any such submission, the Company will publish an updated agenda and proxy card with respect to the Meeting, no later than Monday, August 28, 2017.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the approval of each proposal.

The approval of Proposal No. 2 is subject to the fulfillment of one of the following additional voting requirements:

(i)
a majority of the shares that are voted at the Meeting in favor of the proposal, excluding abstentions, includes a majority of the votes of shareholders present and voting who are not controlling shareholders or do not have a personal interest in the approval of the proposal,  excluding a personal interest that did not result from the shareholder's relationship with the controlling shareholder; or

(ii)	the total number of shares held by the shareholders mentioned in clause (i) above that are voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.

The approval of Proposal No. 3 is subject to the fulfillment of one of the following additional voting requirements:

(i)
a majority of the shares that are voted at the Meeting in favor of the proposal, excluding abstentions, includes a majority of the votes of shareholders present and voting who are not controlling shareholders or do not have a personal interest in the approval of the proposal; or

(ii)	the total number of shares held by the shareholders mentioned in clause (i) above that are voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.

The approval of Proposal Nos. 4 and 5 (with respect to directors affiliated with Kibbutz Sdot-Yam or Tene Investment Fund), and 6, is subject to the fulfillment of one of the following additional voting requirements:

(i)
a majority of the shares that are voted at the Meeting in favor of the relevant proposal, excluding abstentions, includes a majority of the votes of shareholders present and voting who do not have a personal interest in the approval of the proposal; or

(ii)	the total number of shares held by the shareholders mentioned in clause (i) above that are voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.

For this purpose, a "controlling shareholder" is defined as any shareholder that has the ability to direct the company's activities (other than by means of being a director or office holder (as defined in the Israeli Companies Law) of the company), including a person who holds 25% or more of the voting rights in the general meeting of the company if there is no other person who holds more than 50% of the voting rights in the company; for the purpose of a holding, two or more persons holding voting rights in the company each of which has a personal interest in the approval of the transaction being brought for approval of the company shall be considered to be joint holders. A person is presumed to be a controlling shareholder if it holds or controls, by himself or together with others, one half or more of any one of the "means of control" of the company. "Means of control" is defined as any one of the following: (i) the right to vote at a general meeting of the company, or (ii) the right to appoint directors of the company or its chief executive officer.

- ii -

A "personal interest" of a shareholder in an action or transaction of a company includes (i) a personal interest of any of the shareholder's relative (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder's spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder's relative (as detailed above) holds 5% or more of such company's issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as a director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy whether or not the proxy grantor has a personal interest; and (ii) excludes an interest arising solely from the ownership of ordinary shares of the company.

If you do not state whether or not you are a controlling shareholder or do not confirm whether or not you have personal interest, your shares will not be voted for Proposal Nos. 2, 3, 4, 5 (with respect to directors affiliated with Kibbutz Sdot-Yam or Tene Investment Fund) and 6.

In connection with Proposal No. 3, the Companies Law allows the board of directors of a company to approve such proposal even if the general meeting of shareholders has voted against its approval, provided that the company's compensation committee, and thereafter its board of directors, each determines to approve it, based on detailed arguments, and after having reconsidered the matter.

The presence (in person or by proxy) of any two or more shareholders holding, in the aggregate, at least 25% of the voting rights in the Company constitutes a quorum for purposes of the Meeting. In the absence of the requisite quorum of shareholders at the Meeting, the Meeting will be adjourned to the same day in the next week, at the same time and place, unless otherwise determined at the Meeting in accordance with the Company's articles of association. At such adjourned meeting the presence of at least two shareholders in person or by proxy (regardless of the voting power represented by their shares) will constitute a quorum.

Only shareholders of record at the close of business on August 21, 2017, are entitled to notice of, and to vote at, the Meeting, or at any adjournment or postponement thereof.

A proxy statement describing the various matters to be voted upon at the Meeting along with a proxy card enabling the shareholders to indicate their vote on each matter will be mailed on or about August 22, 2017, to all shareholders entitled to vote at the Meeting. Such proxy statement shall also be furnished to the U.S. Securities and Exchange Commission (the "SEC") under cover of Form 6-K and will be available on the Company's website www.caesarstone.com. Proxies must be submitted to the Company or to its transfer agent no later than forty eight (48) hours prior to the Meeting. Proxies delivered to the Company or to its transfer agent during the forty eight (48) hours preceding the time fixed for the Meeting will be presented to the chairperson of the Meeting and, at his discretion, may be voted as specified in the instructions included in such proxies. If your ordinary shares in the Company are held in "street name" (meaning held through a bank, broker or other nominee), you will be able to either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to enable you to participate in and to vote your shares at the Meeting (or to appoint a proxy to do so).

In accordance with the Israeli Companies Law, any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on an agenda item for the Meeting to the Company's offices, c/o Kibbutz Sdot-Yam, MP Menashe 3780400, Israel, Attention: Michal Baumwald Oron, VP Business Development & General Counsel, or by facsimile to +972-4-6364400, no later than September 11, 2017. Any position statement received will be furnished to the SEC on Form 6-K, and will be made available to the public on the SEC's website at http://www.sec.gov.

BY ORDER OF THE BOARD OF DIRECTORS /s/ Ariel Halperin Dr. Ariel Halperin Chairman of the Board of Directors

Kibbutz Sdot-Yam, MP Menashe 3780400, Israel
August 14, 2017

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CAESARSTONE LTD.

Kibbutz Sdot-Yam, MP Menashe 3780400, Israel

Tel: +972-4-636-4555

PROXY STATEMENT

General Information

This proxy statement (the "Proxy Statement") and the accompanying proxy card are being furnished to the holders of ordinary shares, par value NIS 0.04 per share, of Caesarstone Ltd., an Israeli company (the "Company"), in connection with the solicitation of proxies by the board of directors of the Company (the "Board"), for use at the annual general meeting of shareholders of the Company (the "Meeting") to be held on September 19, 2017, beginning at 5:00 pm Israel time, at the offices of the Company at Kibbutz Sdot-Yam, MP Menashe 3780400, Israel. You are entitled to notice of, and to vote at, the Meeting, if you hold ordinary shares as of the close of business on August 21, 2017, the record date for the Meeting.

The Proxy

Yair Averbuch and Michal Baumwald Oron, or either one of them, may be appointed as proxies by the shareholders entitled to vote at the Meeting with respect to the matters to be voted upon at the Meeting.

All ordinary shares represented by properly executed proxies delivered to the Company by mail at its offices at Kibbutz Sdot-Yam, MP Menashe 3780400, Israel, Attention: Michal Baumwald Oron, VP Business Development & General Counsel, or by facsimile to +972-4-6364400, or to its transfer agent, American Stock Transfer & Trust Company, LLC, by mail to 6201 15th Avenue, Brooklyn, New York 11219, will be voted as specified in the instructions indicated in such proxies. Proxies must be submitted to the Company or to its transfer agent no later than forty eight (48) hours prior to the Meeting. Proxies delivered to the Company or to its transfer agent during the forty eight (48) hours preceding the time fixed for the Meeting will be presented to the chairperson of the Meeting and, at his discretion, may be voted as specified in the instructions included in such proxies. If you are a shareholder of record as of the record date for the Meeting, subject to applicable law and the rules of the NASDAQ Stock Market, if no instructions are indicated in such proxies with respect to the Proposal, the shares represented by properly executed and received proxies will be voted "FOR" each of the Proposals, other than Proposal Nos. 2, 3, 4, 5 (with respect to directors affiliated with Kibbutz Sdot-Yam or Tene Investment Fund) and 6. If you hold your shares in "street name" through a broker, bank or other nominee, you are considered, with respect to those shares, a beneficial owner. Absent specific instructions from the beneficial owner of the shares, brokers are not allowed to exercise their voting discretion with respect to any items presented at the Meeting, as described below.

Revocation of Proxies

A shareholder may revoke a proxy in one of the following ways: (i) by written notice of the revocation of the proxy delivered by mail to the Company at its offices at Kibbutz Sdot-Yam, MP Menashe 3780400, Israel, Attention: Michal Baumwald Oron, VP Business Development & General Counsel, or by facsimile to +972-4-6364400, or to its transfer agent, American Stock Transfer & Trust Company, LLC, by mail to 6201 15th Avenue, Brooklyn, New York 11219, at least forty eight (48) hours prior to the time of the Meeting canceling the proxy or appointing a different proxy, (ii) by written notice of the revocation of the proxy delivered at the Meeting to the chairman of the Meeting or (iii) by attending and voting in person at the Meeting. Attendance at the Meeting will not in and of itself constitute revocation of a proxy.

Shareholders Entitled to Vote – Record Date

Shareholders of record who held ordinary shares at the close of business on August 21, 2017 (the "Record Date") are entitled to notice of, and to vote at, the Meeting. In addition, shareholders who, as of the Record Date, held ordinary shares through a bank, broker or other nominee which is a shareholder of record of the Company at the close of business on the Record Date, or which appears in the participant list of a securities depository on that date, are considered to be beneficial owners of shares held in "street name." These proxy materials are being forwarded to beneficial owners by the bank, broker or other nominee that is considered the holder of record with respect to the Company's ordinary shares. Beneficial owners have the right to direct how their shares should be voted and are also invited to attend the Meeting, but may not actually vote their shares in person at the Meeting unless they first obtain a signed proxy from the record holder (that is, their bank, broker or other nominee) giving them the right to vote the shares.

As of the Record Date, there were 34,338,960 ordinary shares issued, outstanding and entitled to vote at the Meeting.

Quorum and Required Vote

Pursuant to the Company's Articles of Association, the quorum required for the Meeting consists of at least two shareholders present, in person or by proxy, who hold or represent between them at least 25% of the Company's voting power. If a quorum is not present within thirty (30) minutes from the time appointed for the Meeting, the Meeting shall stand adjourned to the same day at the same time and place in the following week, in which case the Company shall not be obligated to give notice to the shareholders of the adjourned meeting or to a day, time and place as the Board may decide if so specified in the notice of the meeting (the "Adjourned Meeting"). At such Adjourned Meeting any number of shareholders shall constitute a quorum for the business for which the original meeting was called.

Abstentions and "broker non-votes" are counted as present and entitled to vote for purposes of determining a quorum. A "broker non-vote" occurs when a bank, broker or other holder of record holding shares for a beneficial owner attends the Meeting but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner.  Brokers that hold shares in "street name" for clients typically have authority to vote on "routine" proposals even when they have not received instructions from beneficial owners. Absent specific instructions from the beneficial owner of the shares, however, brokers are not allowed to exercise their voting discretion with respect to any proposals that are considered non-routine. The only item on the Meeting agenda that may be considered routine is Proposal No. 7 relating to the reappointment of the Company's independent registered public accounting firm for the fiscal year ending December 31, 2017; however, we cannot be certain whether this will be treated as a routine matter since our proxy statement is prepared in compliance with the Companies Law, rather than the rules applicable to domestic U.S. reporting companies. If you hold your shares in "street name" and do not provide your broker with specific instructions regarding how to vote on any Proposal, your broker will not be permitted to vote your shares on the Proposal, resulting in a "broker non-vote."  Therefore, it is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares, if the shareholder wants its shares to count for all proposals.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the approval of each proposal.

The approval of Proposal No. 2 is subject to the fulfillment of one of the following additional voting requirements:

(i)
a majority of the shares that are voted at the Meeting in favor of the proposal, excluding abstentions, includes a majority of the votes of shareholders present and voting who are not controlling shareholders or do not have a personal interest in the approval of the proposal,  excluding a personal interest that did not result from the shareholder's relationship with the controlling shareholder; or

(ii)	the total number of shares held by the shareholders mentioned in clause (i) above that are voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.

The approval of Proposal No. 3 is subject to the fulfillment of one of the following additional voting requirements:

(i)
a majority of the shares that are voted at the Meeting in favor of the relevant proposal, excluding abstentions, includes a majority of the votes of shareholders present and voting who are not controlling shareholders or do not have a personal interest in the approval of the proposal; or

(ii)	the total number of shares held by the shareholders mentioned in clause (i) above that are voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.

The approval of Proposal Nos. 4 and 5 (with respect to directors affiliated with Kibbutz Sdot-Yam or Tene Investment Fund), and 6, is subject to the fulfillment of one of the following additional voting requirements:

(i)
a majority of the shares that are voted at the Meeting in favor of the relevant proposal, excluding abstentions, includes a majority of the votes of shareholders present and voting who do not have a personal interest in the approval of the proposal; or

(ii)	the total number of shares held by the shareholders mentioned in clause (i) above that are voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.

For this purpose, a "controlling shareholder" is any shareholder that has the ability to direct the company's activities (other than by means of being a director or office holder of the company), including a person who holds 25% or more of the voting rights in the general meeting of the company if there is no other person who holds more than 50% of the voting rights in the company; for the purpose of a holding, two or more persons holding voting rights in the company each of which has a personal interest in the approval of the transaction being brought for approval of the company shall be considered to be joint holders. A person is presumed to be a controlling shareholder if it holds or controls, by himself or together with others, one half or more of any one of the "means of control" of the company. "Means of control" is defined as any one of the following: (i) the right to vote at a general meeting of the company, or (ii) the right to appoint directors of the company or its chief executive officer.

A "personal interest" of a shareholder in an action or transaction of a company includes (i) a personal interest of any of the shareholder's relative (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder's spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder's relative (as detailed above) holds 5% or more of such company's issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as a director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy whether or not the proxy grantor has a personal interest; and (ii) excludes an interest arising solely from the ownership of ordinary shares of the company.

If you do not state whether or not you are a controlling shareholder or do not confirm whether or not you have personal interest, your shares will not be voted for Proposal Nos. 2, 3, 4, 5 (with respect to directors affiliated with Kibbutz Sdot-Yam or Tene Investment Fund) and 6.

In connection with Proposal No. 3, the Companies Law allows the board of directors of a company to approve such proposal even if the general meeting of shareholders has voted against its approval, provided that the company's compensation committee, and thereafter its board of directors, each determines to approve it, based on detailed arguments, and after having reconsidered the matter.

The Board recommends shareholders vote "FOR" each of the Proposals set forth in the Proxy Statement.

Except for the purpose of determining a quorum, broker non-votes will not be counted as present and are not entitled to vote. Abstentions will not be treated as either a vote "FOR" or "AGAINST" a matter.

Kibbutz Sdot-Yam, together with Tene (as defined below) are deemed the Company's controlling shareholders as defined in the Israeli Companies Law and beneficially own together approximately 33.3% of the Company's outstanding ordinary shares as of the Record Date. For more information on the arrangements between Kibbutz Sdot-Yam and Tene, please see under "Beneficial Ownership of Securities by Certain Beneficial Owners and Management" below.

On each matter submitted to the shareholders for consideration at the Meeting, only ordinary shares that are voted on such matter will be counted toward determining whether shareholders approved the matter. Ordinary shares present at the Meeting that are not voted on a particular matter (including broker non-votes) will not be counted in determining whether such matter is approved by shareholders.

Each ordinary share is entitled to one vote on each proposal or item that comes before the Meeting. If two or more persons are registered as joint owners of any ordinary share, the right to vote at the Meeting and/or the right to be counted as part of the quorum thereat shall be conferred exclusively upon the more senior among the joint owners attending the meeting in person or by proxy. For this purpose, seniority shall be determined by the order in which the names appear in the Company's Register of Shareholders.

How You Can Vote

You can vote your shares by attending the Meeting. If you do not plan to attend the Meeting, the method of voting will differ for shares held as a record holder and shares held in "street name" (through a broker, trustee or nominee). Record holders of shares will receive proxy cards. Holders of shares in "street name" will receive either proxy cards or voting instruction cards directly from their bank, broker or nominee in order to instruct their banks, brokers or other nominees on how to vote.

Shareholders of Record

If you are a shareholder of record (that is, you hold a share certificate that is registered in your name or you are listed as a shareholder in the Company's share register), you can submit your vote by completing, signing and submitting a proxy card, which has or will be sent to you and which will be accessible at the Investor Relations portion of the Company's website, as described below under "Availability of Proxy Materials."

Please follow the instructions on the proxy card. If you provide specific instructions (by marking a box) with regard to the proposals, your shares will be voted as you instruct. If you sign and return your proxy card without giving specific instructions with respect to Proposal Nos. 1 and 7, your shares will be voted in accordance with the recommendations of the Board.   The persons named as proxies in the enclosed proxy card will furthermore vote in accordance with the recommendations of the Board on any other matters that may properly come before the Meeting.

Shareholders Holding in "Street Name"

If you hold ordinary shares in "street name," that is, you are an underlying beneficial holder who holds ordinary shares through a bank, broker or other nominee, the voting process will be based on your directing the bank, broker or other nominee to vote the ordinary shares in accordance with the voting instructions on your voting instruction card. Because a beneficial owner is not a shareholder of record, you may not vote those shares directly at the Meeting unless you obtain a "legal proxy" from the bank, broker or nominee that holds your shares, giving you the right to vote the shares at the Meeting.

Please follow the instructions on the proxy card or voting instruction card received from your bank, broker or nominee. You may also be able to submit voting instructions to a bank, broker or nominee by phone or via the Internet if your voting instruction card describes such voting methods. Please be certain to have your control number from your voting instruction card ready for use in providing your voting instructions.

It is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares if the shareholder wants its shares to count for the proposal.

Voting Results

The preliminary voting results will be announced at the Meeting.  The final voting results will be tallied by the Company's General Counsel based on the information provided by the Company's transfer agent or otherwise and will be published following the Meeting on a Form 6-K that will be furnished to the SEC.

Proxy Solicitation

The Company will bear the costs of solicitation of proxies for the Meeting. In addition to solicitation by mail, directors, officers and employees of the Company may solicit proxies from shareholders by telephone, personal interview or otherwise. Such directors, officers and employees will not receive additional compensation, but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. Brokers, nominees, fiduciaries and other custodians have been requested to forward soliciting material to the beneficial owners of ordinary shares held of record by them, and such custodians will be reimbursed by the Company for their reasonable out-of-pocket expenses. The Company may also retain an independent contractor to assist in the solicitation of proxies. If retained for such services, the costs will be paid by the Company. Proxies must be submitted to the Company or to its transfer agent no later than forty eight (48) hours prior to the Meeting. Proxies delivered to the Company or to its transfer agent during the forty eight (48) hours preceding the time fixed for the Meeting will be presented to the chairperson of the Meeting and, at his discretion, may be voted as specified in the instructions included in such proxies.

Availability of Proxy Materials

Copies of the proxy card, the Notice of the Annual General Meeting of Shareholders and this Proxy Statement are available at the Investor Relations section of our Company's website, www.caesarstone.com. The contents of that website are not a part of this Proxy Statement.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

For information regarding compensation granted to our five most highly compensated office holders during or with respect to the year ended December 31, 2016, please see Item 6 B. of our annual report on Form 20-F for the year ended December 31, 2016, filed with the SEC on March 13, 2017, and accessible through the Company's website at www.caesarstone.com or through the SEC's website www.sec.gov.

BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our outstanding ordinary shares as of the date indicated below, by each person who we know beneficially owns more than 5.0% of our outstanding ordinary shares.

Beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC and includes any ordinary shares over which a person has or shares voting or investment power (including the power to dispose). For purposes of the table below, we deem shares subject to options or warrants that are currently exercisable or exercisable within 60 days of August 21, 2017, to be outstanding and to be beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The table assumes 34,338,960 ordinary shares issued and outstanding as of August 21, 2017.

All of our shareholders, including the shareholders listed below, have the same voting rights attached to their ordinary shares.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Held
Mifalei Sdot-Yam Agricultural Cooperative Society Ltd. (1)(3)	11,440,000	33.3%
Tene Investment in Projects 2016, L.P.(2)(3)	11,440,000	33.3%
Joho Capital L.L.C. (4)	2,572,130	7.5%
Vaughan Nelson Investment Management, L.P. (5)	1,822,817	5.3%
All of our officers and directors as a group (19 persons)	52,375	*

* Less than 1 percent.

(1) Based on a Schedule 13G filed by Mifalei Sdot-Yam Agricultural Cooperative Society Ltd. ("Mifalei Sdot-Yam") on March 20, 2017, Mifalei Sdot-Yam holds voting and dispositive power over 11,440,000 ordinary shares, including shared voting power, over 11,440,000 ordinary shares and sole dispositive power over 10,440,000 ordinary shares.

Based on information provided by Mifalei Sdot-Yam, Mifalei Sdot-Yam is controlled by Sdot- Yam Business, Holding and Management – agricultural cooperative society Ltd., which is turn controlled by Kibbutz Sdot-Yam. No individual member of Mifalei Sdot-Yam has dispositive power or casting vote over the ordinary shares. The Economic Council elected by the members of Kibbutz Sdot-Yam manages the economic activities and strategy of Kibbutz Sdot-Yam. The Economic Council takes its decisions by majority vote and currently has eleven members, including Amit Ben-Zvi (substitute Chairman), who is a director on our board. The address of Kibbutz Sdot-Yam is MP Menashe 3780400, Israel. Our board of directors operates independently from the Economic Council.

(2) Based on a Schedule 13D/A filed on October 26, 2016, Tene Investment in Projects 2016, L.P. ("Tene") has voting and dispositive power over 3,000,000 ordinary shares, consisting of (i) 1,000,000 ordinary shares, which it directly owns, and (ii) 2,000,000 ordinary shares underlying an immediately exercisable call option ("Call Option") from Mifalei Sdot-Yam, which it directly owns pursuant to the Shareholders' Agreement (as defined below) with Mifalei Sdot-Yam. Pursuant to the Shareholders' Agreement, Tene also shares voting power over 10,440,000 Ordinary Shares beneficially owned by Mifalei Sdot-Yam. Dr. Ariel Halperin is the sole director of Tene Growth Capital III (G.P.) Company Ltd. ("Tene III"), which is the general partner of Tene Growth Capital 3 (Fund 3 G.P.) Projects, L.P ("Tene III Projects"), which is the general partner of Tene. Dr. Halperin is also a member of our board of directors.  Each of Dr. Halperin, Tene III and Tene III Projects may thus be deemed to share voting power over the 11,440,000 ordinary shares and dispositive power over the 3,000,000 ordinary shares, in each case, beneficially owned by Tene.

(3) On October 13, 2016, based on approval from the Israeli Antitrust Commission, Mifalei Sdot-Yam and Tene entered into the shareholders' agreement ("Shareholders' Agreement"), the terms of which were memorialized in a term sheet signed by Mifalei Sdot-Yam and Tene on September 5, 2016. Pursuant to the Shareholders' Agreement:

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The parties agreed to vote at general meetings of our shareholders in the same manner, following discussions intended to reach an agreement on any matters proposed to be voted upon, with Tene determining the manner in which both parties will vote if no agreement is reached, except with respect to certain carved-out matters, with respect to which Mifalei Sdot-Yam will determine the manner in which both parties will vote if no agreement is reached.

•
The parties agreed to use their best efforts to prevent any dilutive transactions that would reduce Mifalei Sdot-Yam's holdings in us below 26% on a fully diluted basis, provided that such agreement will not apply as of the date on which the percentage of Mifalei Sdot-Yam's holdings decreases below 26% of our outstanding shares on a fully diluted basis, for any reason whatsoever, or if Mifalei Sdot-Yam receives a satisfactory written certification from the Israel Land Authority permitting Mifalei Sdot-Yam's holdings in us to decrease below 26%. Subject to certain exceptions, Mifalei Sdot-Yam will also continue to hold at least 6,850,000 of our ordinary shares for the five-year term of the Shareholders' Agreement, and in no case fewer than the number of ordinary shares that would permit Tene to exercise the Call Option in full.

•
The parties agreed to use their best efforts to cause that at least four directors be elected to our board (one identified by Mifalei Sdot-Yam, two identified by Tene and another identified by Mifalei Sdot-Yam with Tene's consent), provided that the parties will not propose a resolution at a general meeting of our shareholders that will contradict a recommendation of our board on elections.

•	The parties granted each other certain tag-along rights with respect to their dispositions of ordinary shares.

(4) Based on Schedule 13G/A filed with the SEC on February 13, 2017, as of December 31, 2016, Joho Capital L.L.C. and Robert Karr share voting and dispositive power of 2,572,130 ordinary shares. The address of both Joho Capital L.L.C. and Mr. Karr is 55 East 59th Street, 15th Floor, New York, NY 10022.

(5) Based on Schedule 13G/A filed with the SEC on February 13, 2017, as of December 31, 2016, each of Vaughan Nelson Investment Management, L.P. and its general partner Vaughan Nelson Investment Management, Inc. has sole voting power of 1,612,800 ordinary shares, sole dispositive power of 1,707,175 ordinary shares and shared dispositive power over 115,642 ordinary shares. The address of Vaughan Nelson Investment Management, L.P. and Vaughan Nelson Investment Management, Inc. is 600 Travis Street, Suite 6300, Houston, Texas 77002.

BACKGROUND FOR ELECTION OF DIRECTORS

Under our current Articles of Association, the number of directors on the Company's Board is fixed at not less than seven and not more than 11 members. The minimum and maximum number of directors may be changed, at any time and from time to time, by a simple majority vote of our shareholders at a shareholders' meeting. Currently, there are nine directors serving on the Board.

Our  nominating committee is currently comprised of Dr. Ofer Borovsky, Ms. Irit Ben-Dov, Mr. Ronald Kaplan and Mr. Eric D. Herschmann, each of whom has been determined by the Board to be independent under the corporate governance standards of the NASDAQ Stock Market.

At the Meeting, the shareholders will be asked to re-elect seven directors and two external directors that were nominated by the nominating committee and approved by our Board.

Under the corporate governance standards of the NASDAQ Stock Market, a majority of our directors must meet the independence requirements specified in those rules. Following the Meeting, assuming the election of all nominees, our Board will consist of nine members, six of whom will be independent under the rules of the NASDAQ Stock Market. Specifically, our Board has determined that Messrs. Roger Abravanel, Eric D. Herschmann, Ronald Kaplan, Ofer Tsimchi, Ofer Borovsky and Ms. Irit Ben-Dov meet the independence standards under the rules of the NASDAQ Stock Market. In reaching this conclusion, the Board determined that none of these directors has a relationship that would preclude a finding of independence and any relationships that these directors have with us do not impair their independence.

Our audit committee and the Board further determined that Mr. Ofer Tsimchi meets the independence standard of the Israeli Companies Law and will serve as an independent director under the Israeli Companies Law.

Each of the director nominees has certified to us that he complies with all requirements under the Israeli Companies Law for serving as a director (and, in the case of Mr. Ofer Tsimchi, for serving as an independent director under the Israeli Companies Law). Such certifications will be available for inspection at the Meeting.

Under the Israeli Companies Law, two of our directors are required to be external directors. Dr. Ofer Borovsky and Ms. Irit Ben-Dov are nominated to continue serving as our external directors for an additional three-year term commencing March 21, 2018, and their appointment fulfills the requirements of the Companies Law for us to have two external directors. Under the Israeli Companies Law, the board of directors of a public company is required to determine the minimum number of directors with "accounting and financial expertise" who will serve on the board. The Board determined that at least one director must have "accounting and financial expertise", as such term is defined by regulations promulgated under the Israeli Companies Law. The Board determined that each of Mr. Ofer Borovsky and Ms. Irit Ben-Dov has "accounting and financial expertise". Our Board has further determined that each of Mr. Ofer Borovsky and Ms. Irit Ben-Dov qualifies as an "audit committee financial expert," as defined by the rules of the SEC and has the requisite financial experience required by the NASDAQ Stock Market rules. Each member of the audit committee meets the additional independence requirements of Rule 10A-3 of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"). Each of Dr. Ofer Borovsky and Ms. Irit Ben-Dov has certified to us that he or she complies with all requirements under the Israeli Companies Law for serving as an external director.

Our audit committee met 6 times since last year's annual general meeting. The compensation committee met 4 times since last year's annual general meeting. The nominating committee met once since last year's annual general meeting. All of our directors nominated for re-election have attended 90% or more of the meetings of the Board and its committees on which they served since last year's annual general meeting.

As approved at our 2014 and 2015 annual general meetings of shareholders and effective as of such dates, each of our directors (not including our Chairman of the Board), is entitled to an annual fee of NIS 120,000, subject to the limitation discussed below (the "Annual Fee"), and payment of NIS 3,350 per meeting, for participating in meetings of the Board and committees of the Board (the "Participation Compensation"). The Annual Fee shall not exceed the maximum annual fee of an expert external director set forth in the Companies Regulations (Rules regarding Compensation and Expenses of External Directors), 5760 – 2000 as adjusted by the Companies Regulations (Reliefs for Public Companies with Shares Listed for Trading on a Stock Market Outside of Israel), 5760 – 2000 (together, the "Israeli Companies Regulations"). In the case of an external director, who does not qualify as an expert in accordance with the Israeli Companies Regulation, the Annual Fee shall not exceed the maximum annual fee of an external director set forth in the Israeli Companies Regulations. The Participation Compensation for resolutions that will be adopted without an actual convening (unanimous written resolutions) and for participation through media communication will be reduced as follows: (1) for resolutions that will be adopted without an actual convening, – the Participation Compensation will be reduced to 50%; and (2) for participation through media communication, the Participation Compensation will be reduced to 60%.

Further, as approved at our 2016 annual general meeting of shareholders and effective as of such date, Mr. Roger Abravanel is entitled to an annual fee of US$100,000 and an additional per meeting fee of US$2,500 for participation in meetings of the Board and committees of the Board. In addition, Mr. Ronald Kaplan and Mr. Eric D. Herschmann are each entitled an annual fee of US$75,000 and an additional per meeting fee of US$2,500 for participation in meetings of the Board and committees of the Board. Participating fees for meetings held through media communication shall be reduced by 50% and for meetings by written consent shall be reduced to 25%. Further, it was approved that Dr. Halperin, our Chairman of the Board, will be entitled to remuneration equal to the remuneration of our external directors as detailed above.

The Participation Compensation and the Annual Fee described above is inclusive of all expenses incurred by a director in connection with his or her participation in a meeting held at the Company's offices in Israel or at the director's residence area or with regard to resolutions resolved by written consent or meeting via a teleconference, provided, however, that with respect to independent directors residing outside of Israel (other than the chairman of the Company's Board and external directors), their travel and lodging expenses related to their participation in and physical attendance at any Board or Board committee meeting will be borne by the Company. In addition, directors shall be entitled to reimbursement for travelling expenses when traveling abroad on behalf of Caesarstone and other expenses incurred in the performance of their duties and other services to the Company.

The Company purchases directors' and officers' liability insurance for its directors and executive officers, as approved by our shareholders and consistent with our compensation policy. In addition, the Company released its directors from liability and committed to indemnify them to the fullest extent permitted by law and its Articles of Association, and provides them with exemption and indemnification agreements for this purpose. The current form of Letter of Exemption and Indemnification was incorporated by reference as Exhibit 4.6 to our annual report on Form 20-F for the year ended December 31, 2015, filed with the SEC on March 7, 2016, and is available on the SEC website at www.sec.gov.

Any director elected at the Meeting would be remunerated in the manner described above, and would benefit from the aforementioned insurance, indemnification and release provisions. Notwithstanding the above, in the event Proposal No. 4 is approved at the Meeting, the Chairman of the Board, Dr. Ariel Halperin, will be entitled to compensation as set forth in Proposal No. 4, and in the event Proposal No. 5 is approved at the Meeting, all directors will be awarded option grants, in addition to the remuneration described above, as set forth in Proposal No. 5.

Each director, who is not an external director, holds office until the annual general meeting of our shareholders in the subsequent year unless the tenure of such director expires earlier pursuant to the Israeli Companies Law or unless he or she is removed from office as described below.

Under the Company's current Articles of Association, the directors who are serving in office shall be entitled to act even if a vacancy occurs on the Board. However, should the number of directors, at the time in question, becomes less than the minimum set forth in our Articles of Association, the remaining director(s) shall be entitled to act for the purpose of filling the vacancies which shall have occurred on the Board or of convening a general meeting, but not for any other purpose.

PROPOSAL ONE

TO ELECT DIRECTORS

Background

At the Meeting, the shareholders will be asked to re-elect the following persons to serve as directors of the Company until the next annual general meeting of shareholders of the Company: Ariel Halperin, Dori Brown, Roger Abravanel, Eric D. Herschmann, Ronald Kaplan, Ofer Tsimchi and Amit Ben Zvi.

Ariel Halperin (62) has served as our director since December 2016, and from December 2006 to May 2013. Dr. Halperin has served as the senior managing partner of Tene Investment Funds since 2004 and as a founding partner of Tenram Investments Ltd. since 2000. From 1992 to 2000, Dr. Halperin led negotiations related to the Kibbutzim Creditors Agreement, serving as trustee for the Israeli government, Israeli banks and the Kibbutzim. Dr. Halperin currently serves as a director of several Tene Investment Funds' portfolio companies, including Hanita Coatings Ltd., Ricor Cryogenic & Vacuum Systems L.P., Qnergy Ltd., Gadot Chemical Terminals (1985) Ltd. and Merhav Agro Ltd. Dr. Halperin holds a B.A. in Mathematics and Economics and Ph.D. in Economics from The Hebrew University of Jerusalem in Israel and a Post-Doctorate degree in Economics from the Massachusetts Institute of Technology in Cambridge, Massachusetts.

Dori Brown (46) has served as our director since December 2016, and from December 2006 to March 2012.  Mr. Brown joined Tenram Investment Ltd. as an associate in 2001 and became a partner in 2003. Mr. Brown is one of the founding partners of Tene Investment Funds and has acted as managing partner since 2004. Mr. Brown currently serves as a director of several Tene Investment Funds' portfolio companies, including Hanita Coatings Ltd, Chromagen Agricultural Cooperative Ltd. and Field Produce Ltd. Mr. Brown holds an LL.B. degree from Bar Ilan University, Israel.

Roger Abravanel (71) has served as our director since December 2016. Mr. Abravanel retired from McKinsey & Company, which he joined in 1972 and where he had become a principal in 1979 and a director in 1984. Mr. Abravanel has provided consulting services to Israeli and Italian private and venture capital funds throughout his career. Mr. Abravanel served as a director of COFIDE—Gruppo De Benedetti SpA. from 2008 until 2013, as a director of Luxottica Group SpA. from 2006 to 2014, and as a director of Admiral Group plc from 2012 until 2015. Mr. Abravanel currently serves as a director of Teva Pharmaceutical Industries Ltd. and Banca Nazionale del Lavoro (a subsidiary of BNP Paribas), and as Chairman of INSEAD's Advisory Group in Italy. Mr. Abravanel received a B.Sc. degree in chemical engineering from the Polytechnic University in Milan in 1968 and an M.B.A. from INSEAD (with distinction) in 1972.

Eric D. Herschmann (53) has served as our director since December 2016. Mr. Herschmann served as the Vice-Chairman, President and Chief Operating Officer of Southern Union Co. until its sale in March 2012. Mr. Herschmann has been a Partner in the law firm of Kasowitz, Benson, Torres & Friedman LLP since joining it in 1996. Mr. Herschmann served as an Interim General Counsel of Southern Union Co., from January 2005 to October 2007 and its Senior Executive Vice President from 2005 to 2008. He served as Legal Counsel of the audit department of Citibank, N.A., where he managed a team of investigators supporting CitiCorp. on a global basis. From 1987 to 1993, Mr. Herschmann was an Assistant District Attorney and Senior Litigation Counsel for the New York County District Attorney's Office. He earned a B.A. degree from Yeshiva University in 1984 and a Law Degree in 1987 from Benjamin N. Cardozo School of Law, where he served as editor of the International Law Journal and member of the Moot Court Board.

Ronald Kaplan (66) has served as our director since December 2015. Mr. Kaplan has served as Chairman of the board of directors of Trex Company, Inc. (NYSE: TREX) since August 2015. From May 2010 to August 2015, Mr. Kaplan served as Chairman, President and Chief Executive Officer of Trex Company, Inc. From January 2008 to May 2010, Mr. Kaplan served as a director and President and Chief Executive Officer of Trex Company, Inc. From February 2006 through December 2007, Mr. Kaplan served as Chief Executive Officer of Continental Global Group, Inc. For 26 years prior to this, Mr. Kaplan was employed by Harsco Corporation (NYSE: HSC), an international industrial services and products company, at which he served in a number of capacities, including as senior vice president, operations, and, from 1994 through 2005, as President of Harsco Corporation's Gas Technologies Group, which manufactures containment and control equipment for the global gas industry. Mr. Kaplan received a B.A. in economics from Alfred University and a M.B.A. from the Wharton School of Business, University of Pennsylvania.

Ofer Tsimchi (58) has served as our director since December 2014.  He is a managing partner of Danbar Group Ltd., which he co-founded in 2006. Mr. Tsimchi served as the Executive Chairman of the Board of Polysack Plastic Industries Ltd. from 2008 to 2011. Mr. Tismchi has been a director of Redhill Biopharma since 2011, Maabarot Products Ltd. since 2014, and Kidron Industrial Materials ltd since 2003. From 2003 until 2005, he served as director and Chief Executive Officer of Kidron Industrial Holdings Ltd. Group.  From 2002 until 2003, Mr. Tismchi was a Business Development Manager of ProSeed Capital Fund. From 2000 until 2001, Mr. Tismchi acted as the Chief Executive Officer of Insider Financial Services Ltd. From 1997 until 2000, Mr. Tsimchi served as the Chief Executive Officer of Inbar Moulded Fiberglass and from 1993 until 1997 as its Vice President of Marketing and Sales. He was the Community Director and Secretary of Kibbutz Hamadia from 1990 until 1993. Mr. Tsimchi holds a B.Sc. in Economics and Agriculture from the Hebrew University, Israel.

 Amit Ben Zvi (65) has served as our director since December 2015. He served as the business manager of Kibbutz Sdot-Yam since May 2015. From 2010 to 2014, Mr. Ben Zvi served as our safety health environment and quality manager. From 2004 to 2010, Mr. Ben Zvi served as the chief executive officer of the Sdot-Yam Business, Maintenance and Management Cooperative Agricultural Society Ltd. From 1999 to 2004, Mr. Ben Zvi served as our vice president, operations. From 1995 to 1998, Mr. Ben Zvi served as vice president, operations of Ram-On Investments and Holdings (1999) Ltd. (formerly Polyram). From 1991 to 1995, Mr. Ben Zvi served as a regional service manager at Amnir Recycling Ltd. Mr. Ben Zvi holds a B.Sc in Industrial Management from Tel Aviv University and an M.B.A. specializing in finance from the Ruppin Academic Center, Israel.

Proposed Resolutions

We are therefore proposing to adopt the following resolution:

"RESOLVED, to approve the re-election of each of Messrs. Ariel Halperin, Dori Brown, Roger Abravanel, Eric D. Herschmann, Ronald Kaplan, Ofer Tsimchi and Amit Ben Zvi, to serve as directors of the Company until the next annual general meeting of shareholders of the Company."

Required Vote

See "Quorum and Required Vote" above.

Board Recommendation

The Board unanimously recommends that you vote "FOR" the proposed resolution.

PROPOSAL TWO

ELECTION OF EXTERNAL DIRECTORS

At the Meeting, shareholders will be asked to re-elect each of Dr. Ofer Borovsky and Ms. Irit Ben-Dov as an external director of the Company for an additional three-year term. Each of Dr. Ofer Borovsky and Ms. Irit Ben-Dov has served as an external director of the Company commencing upon its initial public offering in 2012, has been re-elected for a three-year period which commenced on March 21, 2015, and is hereby nominated for re-election for an additional three-year term, commencing on March 21, 2018.

Ofer Borovsky (63) has served as our external director under the Companies Law since March 2012. Since May 2005, Dr. Borovsky has served as the Joint Chief Financial Officer of Plasson Industries Ltd., an Israeli public company traded on the Tel Aviv Stock Exchange and Plasson Ltd., a private Israeli company. From 2004 to 2007, Dr. Borovsky served as a marketing consultant to R.M.C. Ltd., a fish food producer and marketing company. From 2004 to 2009, Dr. Borovsky served as a member of the Financial Committee of Granot Ltd., an Israeli cooperative association. From 2005 to 2008, he served as the chairman of the Investment Committee at Yaniv Pension Fund. From 2000 to 2004, Dr. Borovsky served as treasurer of Plasson Industries Ltd., Plasson Ltd. and Kibbutz Maagan Michael and its corporations. From 1990 to 2000, Dr. Borovsky served as marketing manager for the Kibbutz Maagan Michael fish industry and Mag Noy Ltd., an ornamental fish export company, and from 1985 to 1990, he served as treasurer of Plasson Industries Ltd. and Kibbutz Maagan Michael and its corporations. Mr. Borovsky currently serves as an external director of Gan Shmuel Foods Ltd., an Israeli public company traded on the Tel Aviv Stock Exchange and as a director of Plasson Industries Ltd. and Plasson Ltd. Dr. Borovsky holds a B.A. in Business Administration and Economics from Rupin College, Israel, an M.B.A. from Manchester University, United Kingdom and D.B.A. from the Business School Lausanne in Lausanne, Switzerland.

Irit Ben-Dov (47) has served as our external director under the Companies Law since March 2012. Since February 2015 Ms. Ben-Dov has served as the VP Finance and CFO of Amiad Water Systems Ltd. (traded on the Alternative Investment Market of the London Stock Exchange), an Israeli manufacturer which specializes in developing and marketing environmentally-friendly filtration solutions for industrial, municipal, and agricultural use. Since November 2013 to February 2015 Ms. Ben-Dov has served as the VP of Business and Finance of Baccara-Geva, an Israeli manufacturer of pneumatics, automation and control solutions. From January 2012 to October 2013, Ms. Ben-Dov has served as the Chief Financial Officer of Plassim Group, an Israeli manufacturer of plastic pipes and fittings. From January 2011 to December 2011, Ms. Ben-Dov served as the Chief Financial Officer of Dynasec Ltd., a risk management and regulatory compliance software start-up company. From November 2003 to June 2010, Ms. Ben-Dov served as Chief Financial Officer of Maytronics Ltd., an Israeli public company. From 2001 to 2003, Ms. Ben-Dov served as an accountant at Ernst & Young, Israel. Ms. Ben-Dov currently serves as an external director and chairperson of the audit committee of Palram Industries Ltd., an Israeli public company. Ms. Ben-Dov holds a B.A. in Statistics from Haifa University, Israel and an M.B.A. from Derbi University, Israel. Ms. Ben-Dov is an Israeli Certified Public Accountant.

In connection with the re-election of Ms. Irit Ben-Dov, the audit committee examined whether the position of Ms. Irit Ben-Dov as an officer in Amiad Water Systems Ltd. ("Amiad"), which is a non-material supplier of the Company, in the normal course of business, constitutes an "affinity" to the Company, (as defined under the Companies Law). In light of the facts which were presented before the audit committee (including, among other things, the total cost of the purchases by the Company from Amiad, which is not material to the Company or to Amiad  (constituting less than 0.5% of the revenues of either company), as well as the fact that such purchases commenced  prior to the re-election of Ms. Ben-Dov as an external director in the Company or as an officer in Amiad), the audit committee concluded that such ties between Amiad and the Company are merely "insignificant ties", which do not constitute an "affinity", both from the perspective of the Company and of Ms. Irit Ben-Dov, in accordance with Section 5 of the Companies Regulations (Matters that Do Not Constitute Affinity), 5767-2006.

Proposed Resolution

We are therefore proposing to adopt the following resolution:

"RESOLVED, to re-elect each of Dr. Ofer Borovsky and Ms. Irit Ben-Dov to serve as an external director of the Company for an additional three-year term, commencing on March 21, 2018."

Required Vote

See "Quorum and Required Vote" above.

Board Recommendation

The Board unanimously recommends that you vote "FOR" the proposed resolution.

PROPOSAL THREE

TO APPROVE AMENDMENT TO THE TERMS OF OFFICE AND ENGAGEMENT
OF THE COMPANY'S CEO

The current compensation package of Mr. Raanan Zilberman, our Chief Executive Officer (the "CEO"), was approved by our shareholders and includes, among other things, a monthly retainer of US$69,000 and an annual cash bonus. The package also included a one-time grant of 300,000 options to purchase ordinary shares and a one-time grant of 20,000 restricted share units ("RSUs"). The options and the RSUs were granted under a four year vesting schedule, in accordance with, and subject to, all terms and conditions of our 2011 Incentive Compensation Plan (the "Plan") and our customary option and RSU award agreements, including, among other things, provisions for adjustment of the exercise price due to dividend distribution, and provisions for the acceleration of the vesting of the options and RSUs in the event we undergo a change of control.

The proposed amendment to the terms of office and engagement of our CEO is intended to replace the annual cash bonus mechanism in Mr. Zilberman's compensation package with a new annual cash bonus structure in order to create a better alignment between CEO compensation and our strategy.

Pursuant to the Israeli Companies Law, any arrangement between the company and the company's chief executive officer  relating to his or her terms of engagement and compensation must be consistent with the company's compensation policy and must be approved by the compensation committee, the board of directors and a special majority vote of the shareholders, as described under "Quorum and Required Vote" above, in that order.

The proposed amendment was approved by our compensation committee and the Board, taking into consideration our compensation philosophy and the provisions of our compensation policy, which include, among other things, the commitment to ensure that CEO compensation is structured to create a link between pay and performance and to align the interests of the CEO with our interests and those of our shareholders. In approving the proposed amendment, the Board and the compensation committee considered, among other things, relevant benchmarks, including data regarding equity compensation awarded to CEOs of peer companies within our industry, following consultation with an independent compensation advisor. The proposed amendment fully complies with our compensation policy.

Our compensation committee and the Board believe that the existing CEO bonus structure does not sufficiently reflect the Company's objectives and  strategy. Moreover, the compensation committee and the Board believe that a more sophisticated mechanism is required for the CEO's annual cash bonus, reflecting our objectives in terms of EBITDA, revenues and net income, thus maximizing shareholder value through linking CEO pay to a combination of the Comapny's growth and profitability mesures, while maintaining the current cap on the total annual cash bonus.

Our compensation committee and the Board believe that it is in the best interest of our shareholders and the Company to approve the proposed amendment to the terms of office and engament of our CEO, creating an appropriate alignment between the Company's objectives and the targets set for the CEO.

If approved by the shareholders at the Meeting, Mr. Raanan Zilberman shall be entitled to the following annual cash bonus based on achievement of pre-established quantitative performance goals and objectives, as follows:

(i)	Mr. Zilberman will be entitled to receive an annual cash bonus equal to the accumulation of the followings:

a.
0.75% of annual adjusted EBITDA of the Company exceeding the threshold amount of US$110 million. For the purpose of this section the Company adjusted EBITDA shall be such adjusted EBITDA as published by the Company on an annual basis concurrent with the filing of its audited financial statements with the SEC, as adjusted by the Company as it may deem fit in consultation with its independent auditor, as approved by the audit committee and the Board of the Company.

b.
0.75% of net income of the Company (as published by the Company on an annual basis concurrent with the filing of its audited financial statements with the SEC) exceeding the threshold amount of US$20 million.

c.	0.75% of the increase in year over year revenues (as reported in the Company's audited financial statements), excluding any Revenue of Acquired Company (as defined below), as applicable.

"Revenue of Acquired Company" means the revenue of an acquired company, as adjusted to US GAAP rules, during the twelve (12) months period preceding the closing date of the acquisition or merger, as applicable, and as will be determined by the accounting firm that performed the due diligence investigation of the acquired company in accordance with the accounting standards implemented by the Company in its financial statements. An acquisition or merger shall include the acquisition of shares, assets or operations.

(ii)
In any event, the annual cash bonus will not exceed the lower of: (i) $1,170,000 for each calendar year, and (ii) 2.5% of the net profit of the Company for the year the annual cash bonus is paid based on its audited financial statements.

(iii)
The amendment to the annual cash bonus component of the CEO's compensation, as described above, will become effective immediately upon its approval by the shareholders at the Meeting and will apply for 2017, as of the commencement of the CEO's engagement with the Company and onward.

Proposed Resolution

We are therefore proposing to adopt the following resolution:

 "RESOLVED, to approve the amendment to the terms of compensation of Mr. Raanan Zilberman, the Company's Chief Executive Officer, as described in the Proxy Statement dated August 22, 2017."

Required Vote

See "Quorum and Required Vote" above.

Board Recommendation

The Board unanimously recommends that you vote "FOR" the proposed resolution.

PROPOSAL FOUR

APPROVAL OF COMPENSATION TERMS OF

THE CHAIRMAN OF THE COMPANY'S BOARD OF DIRECTORS

Background

Our Board has elected Dr. Ariel Halperin to serve as the Chairman of the Board effective as of and subject to his re-election as a director at the Meeting. Our compensation committee and the Board have approved the following compensation for the Chairman of the Board, which, subject to the approval of the Company's shareholders, shall become effective as of the date of such approval.

If approved by the shareholders, Dr. Halperin shall be entitled to:

(i)	an annual fee in the amount of NIS750,000 plus applicable value added tax ("Annual Fee") payable in equal quarterly installments;

(ii)
33,000 options to purchase ordinary shares of the Company (in this proposal, the "Chairman Options"). The grant date of the Chairman Options shall be the date of the Meeting. The exercise price of the Chairman Options shall be the closing price of the Company's ordinary shares on NASDAQ as of the date of grant. The Chairman Options shall be granted under the Plan and in accordance with the terms and conditions of the Company's  customary option award agreement, including, among other things, provisions for adjustment of the exercise price due to dividend distribution and acceleration in the event of change in control. The Chairman Options shall vest in three equal annual installments of 11,000, with the first installment vesting on August 1, 2018, subject to the continuous service on the Board on the relevant vesting date. The term of the Chairman Options shall be seven years, unless they expire earlier in accordance with the terms of the Plan.

As of August 21, 2017, 1,140,039 ordinary shares were subject to outstanding equity awards (consisting of outstanding options and unvested RSUs), under all of our option plans (excluding any equity grants being voted on at the Meeting) and 1,061,155 shares remained reserved for future grants under the Plan.

The proposed amendment was approved by our compensation committee and the Board, taking into account the provisions of our compensation policy and relevant benchmarks, following consultation with an independent compensation advisor, as well as Mr. Halperin's expected time commitment and future contributions in his role as Chairman of the Board. In determining the structure and size of the proposed compensation package for Mr. Halperin, our compensation committee and the Board considered data provided by our independent compensation advisor regarding cash and equity compensation awarded to chairpersons by other peer companies.

The proposed amendment is consistent with our compensation policy.

Proposed Resolution

We are therefore proposing to adopt the following resolution:

 "RESOLVED, to approve the terms of compensation of Dr. Ariel Halperin, the Chairman of the Board, as described in the Proxy Statement dated August 22, 2017."

Required Vote

See "Quorum and Required Vote" above.

Board Recommendation

The Board recommends that you vote "FOR" the proposed resolution.

PROPOSAL FIVE

APPROVAL OF OPTION GRANTS TO DIRECTORS

Background

Under the Companies Law, the terms of compensation of our directors must be approved by our compensation committee, board of directors and shareholders, in that order.

Our compensation committee and the Board approved grants of options to purchase ordinary shares of the Company to each of our directors (other than Chairman of the Board), subject to his or her re-election at the Meeting.

If approved by the shareholders, each of our director nominees (other than Chairman of the Board), shall be entitled to 3,750 options to purchase ordinary shares of the Company (in this proposal, the "Director Options"). The grant date of the Director Options shall be the date of the Meeting. The exercise price of the Options shall be the closing price of the Company's ordinary shares on NASDAQ as of the date of grant. The Director Options shall be granted under the Plan and in accordance with the terms and conditions of the Company's  customary option award agreement, including, among other things, provisions for adjustment of the exercise price due to dividend distribution and acceleration in the event of change in control. The Director Options shall vest in three equal annual installments, with the first installment vesting on August 1, 2018, subject to the continuous service on the Board on the relevant vesting date. The term of the Options shall be seven years, unless they expire earlier in accordance with the terms of grant.

The approval of option grants to each of Messrs. Dori Brown and Amit Ben Zvi, directors affiliated with Tene and Kibbutz Sdot-Yam, is considered a related party transaction under the Companies Law and therefore subject to a special majority vote requirement, as described under "Quorum and Required Vote" above.

In evaluating our director compensation arrangements and approving these awards, our compensation committee and the Board considered, among other factors, the desire to align the compensation terms and equity incentives of our directors with those of our Company and our shareholders, relevant information on the proposed terms of the Director Options, the directors' current terms of service, the economic value of the grants based on the proposed terms, as well as data provided by our independent compensation advisor regarding non-executive director compensation of peer companies. In addition, in making their decisions, our compensation committee and the Board considered the compensation philosophy and applicable guidelines set forth in our compensation policy. Our compensation committee and the Board concluded that the proposed grants would appropriately align the long-term interests of our directors with those of our shareholders to continue contributing to our Company's success.

The proposed amendment is consistent with our compensation policy.

Proposed Resolution

We are therefore proposing to adopt the following resolution:

 "RESOLVED, to approve grants of options to the Company's directors (excluding the Chairman of the Board) as described in the Proxy Statement, dated August 22, 2017".

Required Vote

See "Quorum and Required Vote" above.

Board Recommendation

The Board unanimously recommends that you vote "FOR" the proposed resolution.

PROPOSAL SIX

AMENDMENT TO REGISTRATION RIGHTS AGREEMENT

Our audit committee and Board of Directors approved a proposed amendment to the Registration Rights Agreement entered into by the Company as of July 21, 2011, as amended as of February 13, 2012 (the "Registration Rights Agreement"). The Registration Rights Agreement was filed as exhibits 10.15 and 10.16 to our registration statement on Form F-1 (File No. 333-179556) filed with the SEC on February 16, 2012.

In accordance with the Registration Rights Agreement, our controlling shareholder, Mifalei Sdot-Yam (the "Kibbutz"), may demand that we register under the Securities Act of 1933, as amended, all or any portion of its registrable securities held by it, request that we file a Form F-3 registration statement, or request inclusion of its registrable securities in our registration statements, subject to the terms and conditions set forth in the Registration Rights Agreement.

Under Section 16 of the Registration Rights Agreement, the registration rights contained therein shall bind and inure to the benefit of permitted assigns of the parties, provided, however, that the rights shall only inure to the benefit of a transferee of registrable Securities if (i) duly transferred in accordance with our Articles of Association, (ii) immediately after such assignment or other transfer, such transferee will hold 2,500,000 registrable securities1 (subject to adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization affecting such shares), and (iii) each subsequent holder agrees in writing to be bound by the terms and conditions of the Registration Rights Agreement in order to acquire the rights granted pursuant hereto.

Tene currently has voting and dispositive power over 3,000,000 ordinary shares, consisting of 1,000,000 ordinary shares, which it directly owns, and 2,000,000 ordinary shares, underlying the Call Option from the Kibbutz.  Pursuant to the Shareholders' Agreement between Tene and the Kibbutz, Tene also shares voting power over 10,440,000 Ordinary Shares beneficially owned by the Kibbutz.

Pursuant to the Shareholders' Agreement between the Kibbutz and Tene, effective as of October 13, 2016, the Kibbutz agreed to assign Tene its rights under the Registration Rights Agreement to request that we file a registration statement on Form F-3 and its piggyback registration rights. However, as Tene directly owns 1,000,000 ordinary shares, it does not comply with the threshold of registrable securities set forth in Section 16(ii).

Our audit committee and Board of Directors propose to amend Section 16 of the Registration Rights Agreement, such that the registration rights transferred to Tene by the Kibbutz shall inure to Tene's benefit in the event that the Kibbutz chooses to exercise its registration rights under the Registration Rights Agreement.

Pursuant to the Israeli Companies Law, such amendment to the Registration Rights Agreement is a related party transaction and  must be approved by the audit committee, the Board and a special majority vote of the shareholders, as described under "Quorum and Required Vote" above. The audit committee and the Board have considered the voting agreement between the Kibbutz and Tene and the advantages in facilitating further liquidity within our "control block" and in our securities in general, concluding that the proposed amendment is for the benefit of the Company. The audit committee and the Board also noted that the amendment to the Registration Rights Agreement does not impose additional cost on the Company as Tene's rights under the amended Registration Rights Agreement can be utilized only in the case registration rights are exercised by the Kibbutz in the first place.

1 Originally stated, pre our initial public offering ("IPO"), as 10,000 shares, and adjusted by a pre-IPO split of 1:250, to 2,500,000 shares.

Proposed Resolution

We are therefore proposing to adopt the following resolution:

"RESOLVED, to approve an amendment to the Registration Rights Agreement entered into by the Company as of July 21, 2011, as amended as of February 13, 2012, such that Section 16 to such agreement shall be amended and restated in its entirety to read as follows (additions are underlined and deletions are struck through):

"16. Transferability of Registration Rights. The registration rights contained in this Agreement shall bind and inure to the benefit of the successors and permitted assigns of the parties hereto, provided, however, that registration rights conferred herein on the Holders hereunder shall only inure to the benefit of a transferee of Registrable Securities if (i) duly transferred in accordance with the Company's Articles, (ii) immediately after such assignment or other transfer, such transferee will hold ~~ten thousand (10,000)~~ 2,500,000 Registrable Securities (subject to adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization affecting such shares), and (iii) each subsequent Holder agrees in writing to be bound by the terms and conditions of this Agreement in order to acquire the rights granted pursuant hereto.

Notwithstanding the above and in addition thereto, in the event that the Kibbutz shall transfer Registrable Securities to Tene Investment In Projects 2016, L.P. ("Tene"), then, provided that immediately after such transfer, Tene will hold at least 1,000,000 but less than 2,500,000 Registrable Securities (subject to adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization affecting such shares), the registration rights conferred herein on the Kibbutz shall inure to the benefit of Tene, provided that Tene shall not have any right to (i) initiate a registration under Section 2, (ii) initiate a Form F-3 registration statement under Section 3, or (iii) include Registrable Securities in a Company Underwritten Offering under Section 5, unless the Kibbutz requests to include, and includes, Registrable Securities in such Company Underwritten Offering in accordance with the terms of this Agreement."

Required Vote

See "Quorum and Required Vote" above.

Board Recommendation

The Board unanimously recommends that you vote "FOR" the proposed resolution.

PROPOSAL SEVEN

REAPPOINTING INDEPENDENT AUDITORS AND AUTHORIZATION
TO DETERMINE COMPENSATION

Background

The Company, based upon the recommendation of the Board, is submitting for approval the reappointment of Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global), as its independent auditors for the year ending December 31, 2017, and its service until the annual general meeting to be held in 2018, and to authorize the Board upon recommendation of the audit committee, to determine the compensation of the auditors in accordance with the volume and nature of their services. The audit committee will pre-approve all services to be performed by, and compensation to be paid to, the Company's independent auditors as provided in the U.S. Sarbanes-Oxley Act of 2002 and the rules promulgated thereunder.

The following table sets forth the total compensation that was paid by the Company and its subsidiaries to the Company's independent auditors, Ernst & Young, in each of the previous two fiscal years:

	2015	2016
	(in thousands of U.S. dollars)
Audit fees(1)	$685	$798
Audit-related fees(2)	73	137
Tax fees(3)	151	134
All other fees(4)	30	17
Total	$939	$1,086

    ______________
(1)
"Audit fees" include fees for services performed by our independent public accounting firm in connection with the integrated audit of our annual audit consolidated financial statements for 2016 and 2015, and its internal control over financial reporting as of December 31, 2016, certain procedures regarding our quarterly financial results submitted on Form 6-K, fees related to public offering, and consultation concerning financial accounting and reporting standards.

(2)	"Audit-related fees relate to assurance and associated services that are traditionally performed by the independent auditor.

(3)
"Tax fees" include fees for professional services rendered by our independent registered public accounting firm for tax compliance and tax advice and tax planning services on actual or contemplated transactions.

(4)	"Other fees" include fees for services rendered from our independent registered public accounting firm with respect to government incentives, due diligence investigations and other matters.

Proposed Resolution

We are therefore proposing to adopt the following resolution:

"RESOLVED, to re-appoint the Company's auditor, Kost, Forer, Gabbay & Kasierer (the "Auditor") as the independent auditors of the Company for the year ending December 31, 2017, and its services until the close of the Company's next Annual General Meeting to be held in 2018, and that the Board of Directors of the Company be authorized to determine compensation of the Auditors in accordance with the volume and nature of their services."

Required Vote

See "Quorum and Required Vote" above.

Board Recommendation

The Board unanimously recommends that you vote "FOR" the proposed resolution.

OTHER BUSINESS

The Board is not aware of any other matters that may be presented at the Meeting other than those mentioned in the enclosed Notice of Annual General Meeting of Shareholders. If any other matters do properly come before the Meeting, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of the Company.

ADDITIONAL INFORMATION

The Company's Annual Report, filed on Form 20-F with the SEC on March 13, 2017 and other filings with the SEC, including reports regarding the Company's quarterly business and financial results, are available for viewing and downloading on the SEC's website at www.sec.gov as well as under the Investor Relations section of the Company's website at www.caesarstone.com. Shareholders may obtain a copy of these documents without charge at www.caesarstone.com.

 The Company is subject to the information reporting requirements of the Exchange Act, applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company's filings with the SEC may be inspected without charge at the SEC's Public Reference Room at 100 F Street, N.E., Room 1580 Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The Company's SEC filings are also available to the public on the SEC's website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

By order of the Board: /s/ Ariel Halperin Dr. Ariel Halperin Chairman of the Board

Kibbutz Sdot-Yam, M.P Menashe 3780400, Israel
August 22, 2017